07021579

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

23rd February 2007

Dear Sirs

RECEIVED
MAR 0 5 2007
PROCESSING SECTION
213
WASH. D.C.

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 22 February 2007 in connection with the Company in duplicate for your files.

SUPPL

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

ANNOUNCEMENT PURSUANT TO RULE 13.09 OF THE LISTING RULES

CLARIFICATION IN RELATION TO THE PRESS ARTICLE

Reference is made to the Press Article and the Board wishes to announce that the Company is continuously studying the feasibility of the Potential Spin-off. However, no final decision has been made regarding the Potential Spin-off, including the size of any offer of securities or definite timetable. It should also be noted that the decision of the Board to proceed with the Potential Spin-off is dependent on various factors including market conditions. **Further, there can be no assurance as to whether and when the Company will, or can, implement the Potential Spin-off and shareholders of the Company and potential investors are reminded to exercise caution when dealing in the securities of the Company.**

Further announcement will be made as and when necessary in compliance with the Listing Rules.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

CLARIFICATION IN RELATION TO THE PRESS ARTICLE

Reference is made to a newspaper article appearing in Hong Kong Economic Times dated 22 February 2007 (the "**Press Article**") containing statements in respect of, among other things, New World Development Company Limited's (the "**Company**") intention to spin off its department stores business in the People's Republic of China (the "**Potential Spin-off**").

The board of directors of the Company (the "**Board**") is not aware of the source of the information in the Press Article. The Board wishes to announce that the Company is continuously studying the feasibility of the Potential Spin-off. However, no final decision has been made regarding the Potential Spin-off, including the size of any offer of securities or definite timetable. It should also be noted that the decision of the Board to proceed with the Potential Spin-off is dependent on various factors including market conditions. **Further, there can be no assurance as to whether and when the Company will, or can, implement the Potential Spin-off and shareholders of the Company and potential investors are reminded to exercise caution when dealing in the securities of the Company.**

Further announcement will be made as and when necessary in compliance with the Listing Rules.

By Order of the Board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

Hong Kong, 22 February 2007

At the date hereof, the Board comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart, Mr. Cheng Yue-pui#, Mr. Cheng Kar-shing, Peter#, Mr. Chow Kwai-cheung#, Mr. Liang Cheung-biu, Thomas#, Mr. Ho Hau-hay, Hamilton#, Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mou-sing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John**

\# *non-executive Directors*

* *independent non-executive Directors*

"Please also refer to the published version of this announcement in The Standard."

END